UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(AMENDMENT NO. 4)

Neonode Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64051M709

(CUSIP Number)

Peter Lindell

c/o Neonode Inc.

Karlavägen 100, 115 26 Stockholm, Sweden

+46 (0) 8 667 17 17

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No: 64051M709

1.	NAME OF REPORTING PERSON:
Peter Lindell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Sweden

NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,779,032(1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	20,000(2)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	1,779,032(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,799,032 shares of common stock(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.3% (2)

14.	TYPE OF REPORTING PERSON (See Instructions)	IN

(1)	These shares are held through Cidro Forvaltning AB, an entity controlled by Mr. Lindell.

(2)	These shares are held in a capital insurance account, over which Mr. Lindell has dispositive (but not voting) power.

(3)	Based on 13,561,217 shares of common stock outstanding on November 10, 2021.

CUSIP No: 64051M709

1.	NAME OF REPORTING PERSON:
Cidro Forvaltning AB

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Sweden

NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	1,779,032
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	1,779,032

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,779,032 shares of common stock(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.1% (1)

14.	TYPE OF REPORTING PERSON (See Instructions)	CO

(1)	Based on 13,561,217 shares of common stock outstanding on November 10, 2021.

Introductory Note:

This Amendment No. 4 on Schedule 13D amends and supplements the Statement on Schedule 13G filed by Peter Lindell on August 18, 2017 (the “Original Schedule 13G”, as amended and supplemented by Amendment No. 1 on Schedule 13G filed on January 3, 2019, as amended and supplemented by Amendment No. 2 on Schedule 13D filed on June 21, 2019, as amended and supplemented by Amendment No. 3 on Schedule 13D filed on August 10, 2020, and together with this Amendment No. 4, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Peter Lindell and Cidro Forvaltning AB, a corporation controlled by Mr. Lindell (collectively, the “Reporting Persons”).

(b) The address of the Reporting Persons is c/o Neonode Inc., Karlavägen 100, 115 26 Stockholm, Sweden.

(c) Mr. Lindell currently serves as Chief Executive Officer of Cidro Holding, a private holding company. The principal business of Cidro Forvaltning AB is investment holding.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was not or is not subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Lindell is a citizen of Sweden and Cidro Forvaltning AB is a Swedish corporation.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Mr. Lindell beneficially owns an aggregate of 1,799,032 shares of Common Stock of the Issuer and Cidro Forvaltning AB beneficially owns an aggregate of 1,779,032 shares of Common Stock of the Issuer.

(b) As of the date of this Schedule 13D, Mr. Lindell has sole dispositive power with respect to 20,000 shares of Common Stock of the Issuer and shared voting and dispositive power with respect to 1,779,032 shares of Common Stock of the Issuer; and Cidro Forvaltning AB has shared voting and dispositive power with respect to 1,779,032 shares of Common Stock of the Issuer.

(c) Except as described below, neither Reporting Person has effected any transactions in the Common Stock during the past 60 days.

On November 15, 2021, Mr. Lindell sold 14,130 shares of Common Stock held by him personally to Cidro Forvaltning AB.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2021

/s/ Peter Lindell
Peter Lindell

CIDRO FORVALTNING AB

By:	/s/ Peter Lindell
Name:	Peter Lindell
Title:	Owner and CEO

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